# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enbridge Inc., CIK 0000895728
CUSIP: 29250N790
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 425-1st Street SW, Calgary, Canada (Federal Level) (Z4), T2P 3L8
Date of event which requires filing of this statement: 05/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (7.54% of the class)
  Comment: The percentages used herein are calculated based upon 16,000,000 Preferred shares outstanding as of June 4.,2025 as sourced from Bloomberg

## Item 1. Issuer
Name of issuer: Enbridge Inc.
Address of issuer's principal executive offices: 425-1st Street SW, Calgary, CANADA (FEDERAL LEVEL), T2P 3L8

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street #320
Citizenship: CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 1,029,400
Percent of class: 6.43
Sole power to vote or to direct the vote: 1,029,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,029,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or infuencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Catrina Duong, General Counsel and Chief Compliance Officer (08/06/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.